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February 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sarah Sidwell
Asia Timmons-Pierce

Re:	SRIVARU Holding Limited
Registration Statement on Form F-1
Filed on February 6, 2024
File No. 333-276879
SEC Comment Letter dated February 22, 2024

Dear Mmes. Sidwell and Timmons-Pierce:

On behalf of SRIVARU Holding Limited (“SRIVARU”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrant’s above-referenced Registration Statement on Form F-1 (the “Registration Statement”). This letter and Amendment No. 1 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated February 22, 2024 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on February 6, 2024.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 1.

Mrs. Sarah Sidwell and Mrs. Asia Timmons-Pierce

Securities and Exchange Commission

February 22, 2024

Registration Statement on Form F-1 filed on February 6, 2024

General

1.	We note your response to prior comment two and reissue our comment. In that regard, we note several references to “this proxy statement” and “Projections included in this proxy statement.” We also note that you have not revised your disclosure to reflect the closing of the business combination and redemptions. For example, your risk factor on page 27 states “to the extent that there are significant redemptions by MOBV stockholders, there will be less capital available to SVH as a result of the Business Combination” which suggests that the redemptions have not yet occurred. Please update your disclosures accordingly.

Response: We have further revised the disclosure in Amendment No. 1 to reflect the closing of the business combination and redemptions.

Beneficial Ownership of Securities, page 90

2.	We note your response to our prior comment 3 and reissue. Please update your beneficial ownership information on page 90. Specifically, we note references to beneficial ownership of officers of MOBV and references to officers of SVH “following the consummation of the business combination”. Given that this business combination has already occurred, please revise to reflect the beneficial ownership of the current directors and executive officers of Srivaru Holding Limited as well as its 5% or greater beneficial owners. Refer to Item 7(A) of Form 20-F.

Response: We have revised the disclosure in Amendment No. 1 to reflect the beneficial ownership of the current directors and executive officers of Srivaru Holding Limited as well as its 5% or greater beneficial owners.

*           *           *

We hope that the foregoing has been helpful to the Staff’s understanding of SRIVARU’s disclosure and that the disclosure modifications in Amendment No. 1 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Mohanraj Ramasamy (SRIVARU Holding Limited)
Lee McIntyre (Norton Rose Fulbright US LLP)

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